UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

001-35521

SEC FILE NUMBER

185064102

CUSIP NUMBER

(Check One):    ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: June 30, 2021

☐  Transit ion Report on Form 10-K

☐  Transit ion Report on Form 20-F

☐  Transit ion Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended: ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

ClearSign Technologies Corporation
Full name of Registrant

Not Applicable
Former name if Applicable

12870 Interurban Avenue South
Address of Principal Executive Office (Street and number)

Seattle, Washington 98168
City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part Ill of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ClearSign Technologies Corporation (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 (the “Q2 2021 Form 10-Q”) by the prescribed due date without unreasonable effort or expense for the reasons described below.

As previously disclosed on the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 30, 2021, the Company’s Chief Financial Officer, Treasurer, and Secretary, passed away, as a result of which the Company experienced an unanticipated delay in preparation of its Q2 2021 Form 10-Q. The Company intends to file its Q2 2021 Form 10-Q within the five-day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Colin James Deller	206-673-4848
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This filing may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. We use words such as “may,” “would,” “could,” “should,” “will,” “likely,” “expect,” “anticipate,” “believe,” “intend,” “plan,” “forecast,” “outlook,” “project,” “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements or forward-looking information. These statements including the statements regarding the Company’s intent to file certain periodic reports by certain dates, are based on the Company’s current expectations and involve risks and uncertainties that could cause the Company’s actual results to differ materially. Factors that may cause future results to differ materially from the Company’s current expectations include the risk that the preparation of the Company’s restated financial statements or other subsequent events would require the Company to make additional financial statement adjustments, the risk that estimates are incorrect, the methodology applied to calculate the estimates of the adjustments, and inherent limitations in internal control over financial reporting. For further information on risks and uncertainties that may affect the Company’s business, see the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, as well as the Company’s other reports filed from time to time with the SEC. The Company undertakes no obligation to update any forward-looking statements made in this filing to reflect future events or developments, except as required by law. Because it is not possible to predict or identify all such factors, this list cannot be considered a complete set of all potential risks or uncertainties.

ClearSign Technologies Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2021	By:	/s/ Colin James Deller
Name: Colin James Deller
Title: Chief Executive Officer